Exhibit 99.5

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

France: Total Sells a Majority Interest in Géosel

to EDF Invest and Ardian

Paris, September 10, 2015 – Total has signed an agreement to sell an interest of 50% plus one share in Géosel Manosque (“Géosel”) to a 50-50 consortium composed of EDF Invest and Ardian. The transaction values Total’s interest at €265 million as at January 1, 2015, excluding inventory and is subject to the confirmation of the other Géosel shareholders and the customary regulatory approvals.

Total, which currently owns a 53.4% stake in Géosel, will remain a minority shareholder with an interest of 3.4% and will continue to use Géosel’s infrastructure, mainly to ensure logistics for its industrial facilities in southern France.

“The sale of this infrastructure asset is part of our program to sell $10 billion in assets by 2017 and reflects Total’s active portfolio management strategy,” commented Patrick de La Chevardière, Chief Financial Officer of Total.

The guarantees and strengths offered by the EDF Invest-Ardian consortium, for which this investment is a long-term commitment, make it a suitable majority shareholder in Géosel.

About Géosel

Géosel owns the Manosque underground storage facility in southeastern France and pipelines linking the facility to the oil terminals at Fos and Lavéra. With a capacity of close to 9 million cubic meters, Géosel’s underground liquid hydrocarbon storage facility is one of the largest of its kind in Europe. It represents about 20% of France’s total hydrocarbon storage capacity and is primarily used to store around 40% of the country’s strategic oil reserves.

Total owns a 53.4% interest in the company, alongside Basell Polyolefines France (26.7%) and Petroineos Manufacturing France (19.9%).

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

About the EDF Invest-Ardian consortium

EDF Invest

Created in July 2013, EDF Invest is the unlisted investment arm of EDF’s Dedicated Assets, the asset portfolio which covers its long-term nuclear decommissioning commitments in France. EDF Invest targets three asset classes: Infrastructure, Real Estate and Private Equity. Its Infrastructure portfolio includes in particular a 50% stake in RTE (the French electricity transmission company) as well as minority stakes in TIGF (the gas transport and storage company operating in the South-West of France), Porterbrook (one of the three main rolling stock companies (ROSCOs) in the UK), and Madrileña Red de Gas (the operator of the main gas distribution network in the region of Madrid).

Ardian

Ardian, founded in 1996 and led by Dominique Senequier, is an independent private investment company with assets of US$50bn managed or advised in Europe, North America and Asia. The company, which is majority-owned by its employees, keeps entrepreneurship at its heart and delivers investment performance to its global investors while fueling growth in economies across the world. Ardian’s investment process embodies three values: excellence, loyalty and entrepreneurship.

Ardian maintains a truly global network, with more than 380 employees working through eleven offices in Paris, London, Frankfurt, Milan, Madrid, Zurich, New York, Beijing, Singapore, Jersey and Luxembourg. The company offers its 355 investors a diversified choice of funds covering the full range of asset classes through Ardian Funds of Funds (primary, early secondary and secondary), Ardian Infrastructure, Ardian Expansion, Ardian Mid Cap Buyout, Ardian Growth, Ardian Co-Investment, Ardian Private Debt and Ardian Real Estate. ardian.com

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.